SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 6)

RESPIRONICS, INC.
(Name of Subject Company (Issuer))
MOONLIGHT MERGER SUB, INC.
a wholly owned subsidiary of
PHILIPS HOLDING USA INC.
a wholly owned subsidiary of
KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Names of Filing Persons (Offerors))
Common Stock, par value $0.01 per share,
and associated common stock acquisition rights
(Title of Class of Securities)
761230101
(CUSIP Number of Class of Securities)
Joseph E. Innamorati, Esq.
Moonlight Merger Sub, Inc.
1251 Avenue of the Americas
20th Floor
New York, NY 10020-1104
(212) 536-0641
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Neil T. Anderson
Matthew G. Hurd
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Telephone: (212) 558-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,899,365,658	$192,545.07

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 74,232,813 outstanding shares of common stock, par value $0.01 per share, including the associated common stock acquisition rights (such rights, together with such shares of the Company’s common stock, the “Shares”) issued under the Rights Agreement, dated June 28, 1996, between Respironics, Inc. and Mellon Investor Services LLC, as amended, for a price of $66.00 per Share. The calculation of the filing fee is based on the Company’s representation of its capitalization as of December 18, 2007.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$192,545.07	Filing Party:	Moonlight Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	January 3, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1. Summary Term Sheet.
Item 4. Terms of the Transaction.
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-99.A.2.F: JOINT PRESS RELEASE
EX-99.D.9: SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

     This Amendment No. 6 (this “Amendment”) amends and supplements Items 1, 4 and 12 in the Tender Offer Statement on Schedule TO, filed on January 3, 2008 (the “Schedule TO”) with the Securities and Exchange Commission by Moonlight Merger Sub, Inc., a Delaware corporation, as amended on January 16, 2008, January 28, 2008, January 31, 2008, February 4, 2008 and February 6, 2008.
     Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
Item 1. Summary Term Sheet.
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference, except that the first sentence in the section therein entitled “How long do I have to tender my Shares in the offer?” is hereby amended and restated as follows:
You will have at least until 5:00 p.m. (New York City time) on March 6, 2008 (such date, the “Expiration Date”), unless we have extended the period during which the offer is open (in which event the term “Expiration Date” means the latest time and date as the offer, as so extended, may expire) to tender your Shares into the offer.
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference, except that the section therein entitled “Can the offer be extended and under what circumstances?” is hereby amended by adding the following at the end thereof:
•	Purchaser is required to extend the second Expiration Date from 12:00 midnight (New York City time) on February 22, 2008 to 5:00 p.m. (New York City time) on March 6, 2008.
Item 4. Terms of the Transaction.
(a)(1)(i)-(viii), (x) and (xii) The information set forth in the section of the Offer to Purchase entitled “Terms of the Offer” is incorporated herein by reference, except that the third paragraph therein is hereby amended by adding the following at the end thereof:
•	Purchaser is required to extend the second Expiration Date from 12:00 midnight (New York City time) on February 22, 2008 to 5:00 p.m. (New York City time) on March 6, 2008.
The information set forth in the section of the Offer to Purchase entitled “Terms of the Offer” is hereby amended and supplemented by adding the following at the end thereof:
On February 25, 2008, Royal Philips and the Company announced that Purchaser had extended the Expiration Date of the offer to 5:00 p.m. (New York City time) on March 6, 2008 and that the merger agreement had been amended to provide for such extension. A copy of the joint press release is filed as Exhibit (a)(2)(F) to the Schedule TO and is incorporated herein by reference. A copy of the amendment to the merger agreement is filed as Exhibit (d)(9) to the Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Exhibit Name

(a)(2)(F)	Joint Press Release, issued by Royal Philips and the Company, dated February 25, 2008.

(d)(9)	Second Amendment to Agreement and Plan of Merger, dated as of February 22, 2008, among Parent, Purchaser and the Company.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOONLIGHT MERGER SUB, INC.
By:	/s/ Joseph E. Innamorati
	Name:	Joseph E. Innamorati
	Title:	Vice President

Dated: February 25, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(2)(F)	Joint Press Release, issued by Royal Philips and the Company, dated February 25, 2008.

(d)(9)	Second Amendment to Agreement and Plan of Merger, dated as of February 22, 2008, among Parent, Purchaser and the Company.